FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 20 February 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

GlaxoSmithKline plc

(the Company)

Shares withheld or sold to meet tax liabilities

Following the vesting of the pre-tax awards granted in 2014 under the GlaxoSmithKline Deferred Annual Bonus Plan (DABP) on 16 February 2017 and as notified on 17 February 2017, the notifications that follow reflect changes in the interests of Persons Discharging Managerial Responsibilities (PDMRs) in American Depositary Shares (ADSs) of the Company arising from the withholding of ADSs to meet tax liabilities.
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr M M Slaoui
b)	Position/status	Chairman, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The withholding of ADSs to meet tax liabilities further to the vesting of awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.57	9,237 (Deferred)
		$40.57	3,249 (Matching)
d)	Aggregated information Aggregated volume Price	1 2,486 $40.57
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The withholding of ADSs to meet tax liabilities further to the vesting of awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.57	3,280 (Deferred)
		$40.57	1,208 (Matching)
d)	Aggregated information Aggregated volume Price	4,488 $40.57
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 20, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc